EXHIBIT 99.1

NewsRelease

TC Energy welcomes Cheryl Campbell as new independent director

CALGARY, Alberta – June 7, 2022 – News Release - TC Energy Corporation (TSX, NYSE: TRP) (TC Energy) is pleased to announce the appointment of Cheryl Campbell as a new independent director to the Board of Directors effective June 7, 2022.

Ms. Campbell brings extensive experience in the midstream energy sector, with expertise in operations in both regulated and unregulated environments, as well as in sustainability and risk management. She previously worked as a Senior Vice-President of Xcel Energy, Inc. where she led their gas business unit. Ms. Campbell also formerly served on the U.S. Department of Transportation’s Gas Pipeline Advisory Committee, providing guidance to the Secretary of Transportation on the safety of U.S. gas pipeline infrastructure. She currently works as a corporate director including as a director on the board of PG&E Corporation.

“We are delighted to welcome Ms. Campbell as our new director,” said Siim Vanaselja, chair of TC Energy’s Board of Directors. “As a former senior energy executive, she possesses deep midstream energy industry experience and we look forward to gaining her valuable perspectives as a Board member.”

About TC Energy
We’re a team of 7,000+ energy problem solvers working to move, generate and store the energy North America relies on. Today, we’re taking action to make that energy more sustainable and more secure. We’re innovating and modernizing to reduce emissions from our business. And, we’re delivering new energy solutions – from natural gas and renewables to carbon capture and hydrogen – to help other businesses and industries decarbonize too.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com

FORWARD-LOOKING INFORMATION
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Inquiries:
Jaimie Harding / Suzanne Wilton
media@tcenergy.com

403-920-7859 or 800-608-7859

Investor & Analyst Inquiries:
Gavin Wylie / Hunter Mau
investor_relations@tcenergy.com
403-920-7911 or 800-361-6522